June 24, 2021
VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel, Office Chief
Matthew Crispino, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Senior Staff Accountant

Re:	N-able, Inc.
Registration Statement on Form 10
File No. 001-40297
Ladies and Gentlemen:
Pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder, N-able, Inc. (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form 10 (File No. 001-40297) (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern time, on June 25, 2021, or as soon as practicable thereafter.
If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Registrant’s counsel, John J. Gilluly III and Brent L. Bernell, each of DLA Piper LLP (US), at 512-457-7090 or 512-457-7044, respectively. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Gilluly or Mr. Bernell and that such effectiveness also be confirmed in writing.
Thank you for your assistance.

Very truly yours,

N-ABLE, INC.

By:	/s/ John Pagliuca
John Pagliuca
Chief Executive Officer and President

cc:	Jason Bliss (SolarWinds Corporation)
Tim O’Brien (N-able, Inc.)
Peter Anastos (N-able, Inc.)
John J. Gilluly III (DLA Piper LLP (US))
Brent L. Bernell (DLA Piper LLP (US))
Drew M. Valentine (DLA Piper LLP (US))